Exhibit 99.1

Scorpio Bulkers Inc. Announces Financial Results for the Second Quarter of 2014

Monaco—(Marketwired – July 30, 2014) - Scorpio Bulkers Inc. (NYSE: SALT)(“Scorpio Bulkers,” or the “Company”) today reported its results for the three and six months ended June 30, 2014.  The Company had minimal operations from the period from March 20, 2013 (date of inception) to June 30, 2013.

Results for the three and six months ended June 30, 2014

For the three months ended June 30, 2014, the Company had a net loss of $15.0 million, or $0.11 basic and diluted loss per share.  This loss includes the noncash amortization of stock-based compensation of $6.2 million.

For the six months ended June 30, 2014, the Company had a net loss of $25.7 million, or $0.19 basic and diluted loss per share.  This loss includes the noncash amortization of stock-based compensation of $11.3 million.

Recent Significant Events

$540 million Loan Facility

On July 21, 2014, the Company received a commitment from two leading European financial institutions for a Loan Facility of up to $540 million. The Facility will be used to finance up to 55% of the contract price of six Ultramax, nine Kamsarmax, and nine Capesize vessels currently under construction for delivery in 2015 and 2016. The Loan Facility has a final maturity of six years from the date of signing. The terms and conditions of this commitment are consistent with those of the Company's existing credit commitments. The closing of the Loan Facility, which is expected to occur within 2014, remains subject to customary conditions precedent, including negotiation and execution of final documentation.

Update on Previously-Announced Credit Facilities

On June 27, 2014, the Company signed a $39.6 million loan agreement which will be used to finance a portion of the market value of two Kamsarmax vessels currently under construction that are expected to be delivered to the Company later in 2014.

On July 29, 2014, the Company signed a $330.0 million loan agreement which will be used to finance a portion of the contract price of 16 Ultramax and six Kamsarmax vessels currently under construction for delivery in 2015 and 2016.

On July 30, 2014, the Company signed a loan agreement for up to $67.5 million which will be used to finance a portion of the contract price of two Ultramax and two Kamsarmax vessels currently under construction for delivery in 2015 and 2016.

Update on Fleet Financing

Including the credit facilities described above, the Company has now either signed loan agreements or received commitments for 52 of the vessels in its fleet.  In addition, the Company has received proposals from leading European and Asian financial institutions to finance a portion of the cost of its remaining 28 unfinanced vessels. If definitive agreements are entered into on these terms, the amounts provided by such facilities will vary between 55% of the contract price and 60% of the market value of the remaining unfinanced vessels currently under construction. The terms and conditions of these proposals, for which commitments are expected within 2014, are consistent with those of the Company's existing credit commitments. The closing of any resultant Loan Facilities would remain subject to credit approval and customary conditions precedent, including negotiation and execution of final documentation.

Newbuilding vessel order

In June 2014, the Company entered into a contract with a Japanese shipyard for the construction of one Ultramax dry bulk vessel, the delivery of which is expected to occur during the first quarter of 2016.  The purchase price of this vessel is approximately $31.4 million.

Time chartered-in vessels

During the second quarter of 2014, the Company entered into two time charter agreements.

•
A Kamsarmax vessel built in 2011 at a South Korean shipyard.  This vessel has been time chartered-in for 39 to 44 months at the Company’s option at $15,500 per day. The Company has the option to extend this time charter for one year at $16,300 per day. The vessel was delivered on April 23, 2014.

•
A Post-Panamax vessel built in 2009 at a Chinese shipyard.  This vessel has been time chartered-in for 10 to 14 months at the Company's option at a rate of 90% of the Baltic Panamax 4TC Index. The Company has the option to extend this time charter for an additional 10 to 14 months at the same rate of hire.  The vessel was delivered on July 9, 2014.

Delisting from Norwegian OTC List

The Company is scheduled to delist its common shares from the Norwegian OTC List on July 31, 2014.  The Company’s common shares will continue to trade on the New York Stock Exchange under the symbol “SALT.”

Current Liquidity

As of July 28, 2014, the Company had $241.9 million in cash and cash equivalents.

Newbuilding Program

The aggregate purchase price of our 80 vessels contracted to be constructed is approximately $3,102.8 million. As of July 28, 2014, we have paid a total of $851.3 million in installment payments due under our shipbuilding contracts for our Initial Fleet. The remaining $2,251.5 million is scheduled to be paid in installments through the delivery dates of each vessel.  The Company currently has 29 Ultramax newbuildings, 23 Kamsarmax newbuildings and 28 Capesize newbuildings.  The estimated future payment dates and amounts are as follows*:

Q3 2014	$54.0	million**
Q4 2014	84.1	million
Q1 2015	279.1	million
Q2 2015	280.5	million
Q3 2015	457.3	million
Q4 2015	294.9	million
Q1 2016	426.1	million
Q2 2016	251.2	million
Q3 2016	124.3	million

	$2,251.5	million

*     These are estimates only and are subject to change as construction progresses.
**   Relates to payments expected to be made from July 28, 2014 to September 30, 2014.

Explanation of Components of Second Quarter of 2014 Financial Results

For the three months ended June 30, 2014, the Company recorded a net loss of $15.0 million.

Time charter equivalent, or TCE revenue, a non-GAAP measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management.

TCE revenue was $13.0 million for the three months ended June 30, 2014, associated with chartering in 19 vessels, for which the time charter equivalent revenue per day was $8,867 (see the breakdown of daily TCE averages below).  Time charter equivalent revenue per day was adversely affected by a depressed rate environment for dry bulk carriers as well as the integration of the time chartered vessels into our fleet which required significant time and fuel as they had to be repositioned for certain of their first voyages.

Charterhire expense was $19.9 million for the three months ended June 30, 2014 relating to the time chartered-in vessels described above. See the Company's Fleet List below for the terms of these agreements.

General and administrative expense was $8.5 million for the three months ended June 30, 2014.  Such amount included $6.2 million of restricted stock amortization (noncash) and the balance primarily related to payroll, directors’ fees, professional fees and insurance.

For the six months ended June 30, 2014, the Company recorded a net loss of $25.7 million.

TCE revenue was $15.5 million for the six months ended June 30, 2014, associated with chartering in 19 vessels, for which the time charter equivalent revenue per day was $8,163 (see the breakdown of daily TCE averages below).   Time charter equivalent revenue per day was adversely affected by the integration of the time chartered vessels into our fleet which required significant time and fuel as they had to be repositioned for their first voyages as well as a depressed rate environment for dry bulk carriers.

Charterhire expense was $26.6 million for the six months ended June 30, 2014 relating to the time chartered-in vessels described above. See the Company's Fleet List below for the terms of these agreements.

General and administrative expense was $15.4 million for the six months ended June 30, 2014. Such amount included $11.3 million of restricted stock amortization (noncash) and the balance primarily related to payroll, directors’ fees, professional fees and insurance.

Scorpio Bulkers, Inc. and Subsidiaries
Consolidated Statements of Operations (unaudited)
(Dollars in Thousands, Except Per Share Data)

	Three Months Ended	Three Months Ended	Six Months Ended	Period from March 20, 2013 (date of inception) to
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Revenue:
Vessel revenue	$13,180	$-	$18,647	$-

Operating expenses:
Voyage expenses	132	-	3,180	-
Charterhire expense	19,883	-	26,562	-
General and administrative expenses	8,454	1	15,351	1
Total operating expenses	28,469	1	45,093	1

Operating loss	(15,289)	(1)	(26,446)	(1)

Other income (expense):
Interest income	269	-	793	-
Foreign exchange gain (loss)	18	-	(5)	-
Total other income	287	-	788	-

Net loss	$(15,002)	$(1)	$(25,658)	$(1)

Loss per common share- basic and diluted (1)	$(0.11)	$-	$(0.19)	$-

Weighted-average shares outstanding- basic and diluted (1)	133,236,911	1,500	132,925,640	1,500

(1)	Diluted weighted-average shares outstanding, which would include the impact of restricted shares, for the three and six months ended June 30, 2014 would be anti-dilutive since the Company is in a net loss position. As such, there is no difference between basic and diluted earnings per share for these periods. There were no potentially dilutive shares outstanding during the period from March 20, 2013 (date of inception) to June 30, 2013.

The loss per common share for the three months ended June 30, 2013 and for the period from March 20, 2013 (date of inception) to June 30, 2013 was $(0.67). The size of this loss per common share relates to the low weighted-average number of shares outstanding during those periods and is not a meaningful representation of the results of operations for those periods and is not comparable to the 2014 periods.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets (unaudited)
(Dollars in Thousands, Except Per Share Data)

	June 30, 2014	December 31, 2013
Assets

Current assets
Cash and cash equivalents	$345,956	$733,896
Due from charterers	14,869	-
Prepaid expenses and other current assets	2,221	61
Total current assets	363,046	733,957

Non-current assets
Vessels under construction	842,845	371,692
Other assets	5,392	35
Total non-current assets	848,237	371,727

Total assets	$1,211,283	$1,105,684

Liabilities and shareholders' equity

Current liabilities
Accounts payable and accrued expenses	$79,091	$1,472
Total current liabilities	79,091	1,472

Non-current liabilities	-	-

Total liabilities	79,091	1,472

Shareholders' equity
Common stock, $0.01 par value per share; authorized 450,000,00 shares; issued and outstanding 140,247,301 and 133,403,931 shares as of June 30, 2014 and December 31, 2013, respectively	1,402
Paid-in capital	1,162,755	1,109,185
Accumulated deficit	(31,965)	(6,307)
Total shareholders' equity	1,132,192	1,104,212

Total liabilities and shareholders' equity	$1,211,283	$1,105,684

Scorpio Bulkers Inc., and Subsidiaries
Consolidated Statements of Cash Flows (unaudited)
(Dollars in Thousands)

	Six Months Ended June 30, 2014	Period from March 20, 2013 (date of inception) to June 30, 2013
Operating activities
Net loss	$(25,658)	$(1)
Restricted stock amortization	11,278	-
Increase in amounts due from charterers	(19,004)	-
Increase in prepaid expenses and other current assets	(2,160)	-
Increase in accounts payable and accrued expenses	3,115	1
Net cash used in operating activities	(32,429)	-

Investing activities		-
Payments for vessels under construction	(396,774)	-
Net cash used in investing activities	(396,774)	-

Financing activities
Proceeds from issuance of common stock	42,485	-
Debt issue costs paid	(1,222)	-
Net cash provided by financing activities	41,263	-

Decrease in cash and cash equivalents	(387,940)	-
Cash at cash equivalents, beginning of period	733,896	-
Cash and cash equivalents, end of period	$345,956	$-

Scorpio Bulkers Inc. and Subsidiaries
Other Operating Data (unaudited)
(Dollars in Thousands, Except Per Day Data)

	Three Months Ended	Three Months Ended	Six Months Ended	Period from March 20, 2013 (date of inception) to
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Time Charter Equivalent Revenue (1):
Vessel revenue	$13,180	$-	$18,647	$-
Voyage expenses	132	-	3,180	-
Time charter equivalent revenue	$13,048	$-	$15,467	$-

Time charter equivalent revenue attributable to:
Kamsarmax	$9,794	$-	$12,027	$-
Ultramax	3,254	-	3,440	-
	$13,048	$-	$15,467	$-

Revenue days (1):
Kamsarmax	1,151	-	1,560	-
Ultramax	320	-	335	-
Combined	1,471	-	1,895	-

TCE per revenue day (1):
Kamsarmax	$8,507	$-	$7,712	$-
Ultramax	$10,162	$-	$10,262	$-
Combined	$8,867	$-	$8,163	$-

(1)
We define Time Charter Equivalent (TCE) revenue as voyage revenues less voyage expenses. Such TCE revenue, divided by the number of our available days during the period, or revenue days, is TCE per revenue day, which is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

Fleet List as of July 30, 2014

Capesize Vessels
	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull H1309 - TBN SBI Puro	Q1-15	180,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
2	Hull H1310 - TBN SBI Valrico	Q2-15	180,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
3	Hull H1311 - TBN SBI Maduro	Q3-15	180,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
4	Hull H1364 - TBN SBI Belicoso	Q4-15	180,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
5	Hull H1365 - TBN SBI Corona	Q1-16	180,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
6	Hull H1366 - TBN SBI Diadema	Q2-16	180,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
7	Hull H1367 - TBN SBI Estupendo	Q3-16	180,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
8	Hull S1205 - TBN SBI Camacho	Q1-15	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
9	Hull S1206 - TBN SBI Montesino	Q2-15	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
10	Hull S1211 - TBN SBI Magnum	Q2-15	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
11	Hull S1212 - TBN SBI Montecristo	Q3-15	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
12	Hull S1213 - TBN SBI Aroma	Q3-15	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
13	Hull S1214 - TBN SBI Cohiba	Q4-15	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
14	Hull S1215 - TBN SBI Habano	Q4-15	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
15	Hull S1216 - TBN SBI Lonsdale	Q1-16	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
16	Hull S1217 - TBN SBI Partagas	Q1-16	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
17	Hull S1218 - TBN SBI Parejo	Q2-16	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
18	Hull S1219 - TBN SBI Toro	Q2-16	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
19	Hull S1220 - TBN SBI Tuscamina	Q2-16	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
20	Hull H1059 - TBN SBI Churchill	Q4-15	180,000	Daewoo Mangalia Heavy Industries S.A.
21	Hull H1060 - TBN SBI Perfecto	Q4-15	180,000	Daewoo Mangalia Heavy Industries S.A.
22	Hull H1061 - TBN SBI Presidente	Q1-16	180,000	Daewoo Mangalia Heavy Industries S.A.
23	Hull H1062 - TBN SBI Panatela	Q1-16	180,000	Daewoo Mangalia Heavy Industries S.A.
24	Hull H1063 - TBN SBI Robusto	Q2-16	180,000	Daewoo Mangalia Heavy Industries S.A.
25	Hull HN1058 - TBN SBI Behike	Q3-15	180,000	Daehan Shipbuilding Co., Ltd.
26	Hull HN1059 - TBN SBI Monterrey	Q4-15	180,000	Daehan Shipbuilding Co., Ltd.
27	Hull HN1060 - TBN SBI Macanudo	Q4-15	180,000	Daehan Shipbuilding Co., Ltd.
28	Hull HN1061 - TBN SBI Cuaba	Q1-16	180,000	Daehan Shipbuilding Co., Ltd.
	Capesize NB DWT		5,040,000

Kamsarmax Vessels
	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull H1284 - TBN SBI Cakewalk	Q3-14	82,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
2	Hull H1285 - TBN SBI Charleston	Q4-14	82,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
3	Hull S1680 - TBN SBI Samba	Q1-15	84,000	Imabari Shipbuilding Co., Ltd.
4	Hull S1681 - TBN SBI Rumba	Q3-15	84,000	Imabari Shipbuilding Co., Ltd.
5	Hull 1090 - TBN SBI Electra	Q3-15	82,000	Jiangsu Yangzijiang Shipbuilding Co., Ltd.
6	Hull 1091 - TBN SBI Flamenco	Q3-15	82,000	Jiangsu Yangzijiang Shipbuilding Co., Ltd.
7	Hull 1092 - TBN SBI Rock	Q4-15	82,000	Jiangsu Yangzijiang Shipbuilding Co., Ltd.
8	Hull 1093 - TBN SBI Twist	Q1-16	82,000	Jiangsu Yangzijiang Shipbuilding Co., Ltd.
9	Hull SS164 - TBN SBI Salsa	Q3-15	81,600	Tsuneishi Group (Zhoushan) Shipbuilding Inc.
10	Hull SS179 - TBN SBI Merengue	Q1-16	81,600	Tsuneishi Group (Zhoushan) Shipbuilding Inc.
11	Hull S1228 - TBN SBI Capoeira	Q1-15	82,000	Hudong-Zhonghua (Group) Co., Ltd.
12	Hull S1722A - TBN SBI Conga	Q2-15	82,000	Hudong-Zhonghua (Group) Co., Ltd.
13	Hull S1723A - TBN SBI Bolero	Q2-15	82,000	Hudong-Zhonghua (Group) Co., Ltd.
14	Hull S1229 - TBN SBI Carioca	Q2-15	82,000	Hudong-Zhonghua (Group) Co., Ltd.
15	Hull S1724A - TBN SBI Sousta	Q3-15	82,000	Hudong-Zhonghua (Group) Co., Ltd.
16	Hull S1725A - TBN SBI Reggae	Q1-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
17	Hull S1726A - TBN SBI Zumba	Q1-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
18	Hull S1231 - TBN SBI Macarena	Q1-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
19	Hull S1735A - TBN SBI Parapara	Q2-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
20	Hull S1736A - TBN SBI Mazurka	Q2-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
21	Hull S1230 - TBN SBI Lambada	Q3-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
22	Hull S1232 - TBN SBI Swing	Q3-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
23	Hull S1233 - TBN SBI Jive	Q3-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
	Kamsarmax NB DWT		1,889,200

Ultramax Vessels
	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull 1907 - TBN SBI Hera	Q2-16	60,200	Mitsui Engineering & Shipbuilding Co., Ltd.
2	Hull 1906 - TBN SBI Zeus	Q2-16	60,200	Mitsui Engineering & Shipbuilding Co., Ltd.
3	Hull 1911 - TBN SBI Poseidon	Q3-16	60,200	Mitsui Engineering & Shipbuilding Co., Ltd.
4	Hull 1912 - TBN SBI Apollo	Q3-16	60,200	Mitsui Engineering & Shipbuilding Co., Ltd.
5	Hull S870 - TBN SBI Echo	Q3-15	61,000	Imabari Shipbuilding Co., Ltd.
6	Hull S871 - TBN SBI Tango	Q3-15	61,000	Imabari Shipbuilding Co., Ltd.
7	Hull S-A098 - TBN SBI Achilles	Q1-16	61,000	Imabari Shipbuilding Co., Ltd.
8	Hull S-A089 - TBN SBI Cronos	Q1-16	61,000	Imabari Shipbuilding Co., Ltd.
9	Hull S-A090 - TBN SBI Hermes	Q1-16	61,000	Imabari Shipbuilding Co., Ltd.
10	Hull NE180 - TBN SBI Bravo	Q1-15	61,000	Nantong COSCO KHI Ship Engineering Co. Ltd.
11	Hull NE181 - TBN SBI Antares	Q1-15	61,000	Nantong COSCO KHI Ship Engineering Co. Ltd.
12	Hull NE182 - TBN SBI Maia	Q3-15	61,000	Nantong COSCO KHI Ship Engineering Co. Ltd.
13	Hull NE183 - TBN SBI Hydra	Q3-15	61,000	Nantong COSCO KHI Ship Engineering Co. Ltd.
14	Hull NE194 - TBN SBI Hyperion	Q2-16	61,000	Nantong COSCO KHI Ship Engineering Co. Ltd.
15	Hull NE195 - TBN SBI Tethys	Q2-16	61,000	Nantong COSCO KHI Ship Engineering Co. Ltd.
16	Hull DE018 - TBN SBI Leo	Q1-15	61,000	Dalian COSCO KHI Ship Engineering Co. Ltd.
17	Hull DE019 - TBN SBI Lyra	Q3-15	61,000	Dalian COSCO KHI Ship Engineering Co. Ltd.
18	Hull DE020 - TBN SBI Subaru	Q3-15	61,000	Dalian COSCO KHI Ship Engineering Co. Ltd.
19	Hull DE021 - TBN SBI Ursa	Q3-15	61,000	Dalian COSCO KHI Ship Engineering Co. Ltd.
20	Hull CX0610 - TBN SBI Athena	Q1-15	64,000	Chengxi Shipyard Co. Ltd.
21	Hull CX0651 - TBN SBI Pegasus	Q3-15	64,000	Chengxi Shipyard Co. Ltd.
22	Hull CX0652 - TBN SBI Orion	Q4-15	64,000	Chengxi Shipyard Co. Ltd.
23	Hull CX0612 - TBN SBI Thalia	Q4-15	64,000	Chengxi Shipyard Co. Ltd.
24	Hull CX0653 - TBN SBI Hercules	Q1-16	64,000	Chengxi Shipyard Co. Ltd.
25	Hull CX0627 - TBN SBI Perseus	Q1-16	64,000	Chengxi Shipyard Co. Ltd.
26	Hull CX0654 - TBN SBI Kratos	Q2-16	64,000	Chengxi Shipyard Co. Ltd.
27	Hull CX0655 - TBN SBI Samson	Q2-16	64,000	Chengxi Shipyard Co. Ltd.
28	Hull CX0613 - TBN SBI Phoebe	Q2-16	64,000	Chengxi Shipyard Co. Ltd.
29	Hull CX0656 - TBN SBI Phoenix	Q3-16	64,000	Chengxi Shipyard Co. Ltd.
	Ultramax NB DWT		1,795,800

	Total Newbuild DWT		8,725,000

(1)	Expected delivery date relates to quarter during which each vessel is currently expected to be delivered from the shipyard.

Time chartered-in vessels

The Company has time chartered-in 19 dry bulk vessels. The terms of the time charter-in contracts are summarized as follows:

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Post-Panamax	2010	93,000	China	$13,250	23-Oct-14 (1)
Post-Panamax	2011	93,000	China	$13,500	24-Oct-14 (2)
Post-Panamax	2009	93,000	China	See Note (3)	9-May-15 (3)
Kamsarmax	2009	82,500	Japan	$14,500	8-Feb-15 (4)
Kamsarmax	2012	82,000	South Korea	$15,500	23-Jul-17 (5)
Kamsarmax	2011	81,900	South Korea	$12,750	3-Apr-15 (6)
Kamsarmax	2012	81,500	South Korea	$14,500	7-Dec-14 (7)
Kamsarmax	2011	81,500	South Korea	$15,000	15-Jan-16 (8)
Kamsarmax	2012	81,000	South Korea	$15,000	10-Feb-15 (9)
Kamsarmax	2012	79,500	China	$14,000	23-Jan-15 (10)
Panamax	2004	77,500	China	$14,000	3-Jan-17 (11)
Panamax	2014	77,000	Japan	$16,000	4-Mar-15 (12)
Panamax	2009	76,500	Japan	$14,000	1-Dec-14 (13)
Panamax	2007	75,500	South Korea	$13,750	14-Feb-15 (14)
Ultramax	2010	61,000	Japan	$14,200	1-Apr-17 (15)
Supramax	2010	58,000	China	$14,250	12-Dec-16 (16)
Supramax	2011	58,000	China	$13,750	18-Jan-15 (17)
Supramax	2015	55,000	Japan	$14,000	30-Jun-18 (18)
Handymax	2002	48,500	Japan	$12,000	31-Jan-17 (19)
Total TC DWT		1,435,900

(1)	This vessel has been time chartered-in for eight to 10 months at Company’s option at $13,250 per day. The vessel was delivered on February 23, 2014.
(2)	This vessel has been time chartered-in for seven to nine months at the Company’s option at $13,500 per day. The vessel was delivered on March 24, 2014.
(3)
This vessel has been time chartered-in for 10 to 14 months at the Company's option at a rate of 90% of the Baltic Panamax 4TC Index. The Company has the option to extend this time charter for an additional 10 to 14 months at the same rate of hire.  The vessel was delivered on July 9, 2014.

(4)
This vessel has been time chartered-in for 11 to 13 months at the Company’s option at $14,500 per day. The Company has the option to extend this time charter for one year at $15,500 per day. The vessel was delivered on March 8, 2014.

(5)
This vessel has been time chartered-in for 39 to 44 months at the Company’s option at $15,500 per day. The Company has the option to extend this time charter for one year at $16,300 per day. The vessel was delivered on April 23, 2014.

(6)
This vessel has been time chartered-in for 11 to 13 months at the Company’s option at $12,750 per day. The Company has the option to extend this time charter for one year at $13,750 per day. The vessel was delivered on May 3, 2014.

(7)	This vessel has been time chartered-in for 10 to 12 months at Company’s option at $14,500 per day. The vessel was delivered on February 7, 2014.
(8)
This vessel has been time chartered-in for 23 to 28 months at the Company’s option at $15,000 per day. The Company has the option to extend the charter for an additional 11 to 13 months at $16,000 per day. This vessel was delivered on February 15, 2014.

(9)	This vessel has been time chartered-in for 12 to 14 months at Company’s option at $15,000 per day. The vessel was delivered on February 10, 2014.
(10)
This vessel has been time chartered-in for 11 to 14 months at the Company’s option at $14,000 per day. The Company has the option to extend the charter for an additional 11 to 14 months at $14,750 per day. This vessel was delivered on February 23, 2014.

(11)	This vessel has been time chartered-in for 32 to 38 months at the Company’s option at $14,000 per day. The vessel was delivered on May 3, 2014.
(12)	This vessel has been time chartered-in for 12 to 13 months at Company’s option at $16,000 per day. The vessel was delivered on March 4, 2014.
(13)
This vessel has been time chartered-in until December 1, 2014 which may be extended for an additional two months at the Company’s option. The charter hire rate is $15,900 per day until June 23, 2014 and $14,000 per day thereafter, including the option period.  The vessel was delivered on January 23, 2014.

(14)
This vessel has been time chartered-in for 11 to 13 months at the Company’s option at $13,750 per day. The Company has the option to extend the charter for an additional year at $14,750 per day. The vessel was delivered on March 14, 2014.

(15)
This vessel has been time chartered-in for three years at $14,200 per day. The Company has options to extend the charter for up to three consecutive one year periods at $15,200 per day, $16,200 per day and $17,200 per day, respectively. This vessel was delivered on April 13, 2014.

(16)
This vessel has been time chartered-in for 20 to 24 months at the Company’s option at $14,250 per day. The Company has the option to extend the charter for an additional 10 to 12 months at $14,850 per day. This vessel was delivered on April 12, 2014.

(17)	This vessel has been time chartered-in for ten to 13 months at the Company’s option at $13,750 per day. This vessel was delivered on March 18, 2014.
(18)
This vessel has been time chartered-in for three years at $14,000 per day. The Company has options to extend the charter for up to two consecutive one year periods at $15,000 per day and $16,000 per day, respectively. This vessel is expected to be delivered during the first half of 2015.

(19)
This vessel has been time chartered-in for 34 to 37 months at the Company’s option at $12,000 per day. The Company has options to extend the charter for up to three consecutive one year periods at $12,750 per day, $13,600 per day and $14,800 per day, respectively. This vessel was delivered on March 31, 2014.

About Scorpio Bulkers Inc.

Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Scorpio Bulkers Inc. has currently 19 time chartered-in dry bulk vessels (one Handymax, one Ultramax, three Supramax, four Panamax, seven Kamsarmax and three Post-Panamax vessels) and has contracted and agreed to purchase 80 dry bulk vessels consisting of 29 Ultramax, 23 Kamsarmax and 28 Capesize vessels to be delivered starting from the third quarter of 2014 from shipyards in Japan, South Korea, China and Romania. Upon final delivery of all of the vessels, the owned fleet is expected to have a total carrying capacity of approximately 8.7 million deadweight tonnes. Additional information about the Company is available on the Company's website www.scorpiobulkers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)